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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

WEBSIDESTORY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

947685 10 3

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

Page 1 of 6 Pages

13G
CUSIP No. 947685 10 3			Page 2 of 6

1.	Name of Reporting Person: Blaise P. Barrelet		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: — (See Item 4(a) below)

		6.	Shared Voting Power: 2,824,876 shares (See Item 4(a) below)

		7.	Sole Dispositive Power: — (See Item 4(a) below)

		8.	Shared Dispositive Power: 2,824,876 shares (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,824,876 shares (See Item 4(a) below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.1% (See Item 4(b) below)

12.	Type of Reporting Person: IN

13G
CUSIP No. 947685 10 3			Page 3 of 6

1.	Name of Reporting Person: Agnes L. Barrelet		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: French

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: — (See Item 4(a) below)

		6.	Shared Voting Power: 2,824,876 shares (See Item 4(a) below)

		7.	Sole Dispositive Power: — (See Item 4(a) below)

		8.	Shared Dispositive Power: 2,824,876 shares (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,824,876 shares (See Item 4(a) below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.1% (See Item 4(b) below)

12.	Type of Reporting Person: IN

Page 4 of 6 Pages

Item 1. (a)	NAME OF ISSUER WebSideStory, Inc.

Item 1. (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 10182 Telesis Court, 6th Floor, San Diego, CA 92121

Item 2. (a)	NAME OF PERSON FILING: Blaise P. Barrelet Agnes L. Barrelet

Item 2. (b)	ADDRESS OF PRINCIPAL OFFICE c/o WebSideStory, Inc., 10182 Telesis Court, 6th Floor, San Diego, CA 92121

Item 2. (c)	CITIZENSHIP: Blaise P. Barrelet – U.S. Agnes L. Barrelet – French

Item 2. (d)	TITLE OF CLASS OF SECURITIES: Common Stock

Item 2. (e)	CUSIP NUMBER: 947685 10 3

Item 3.	Not applicable.

Item 4.	OWNERSHIP

     The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of December 31, 2004:

     (a) Amount Beneficially Owned:

     The 2,824,876 shares of Common Stock with respect to which Blaise P. Barrelet and Agnes L. Barrelet are shown as having shared voting and dispositive power include the following shares:

(i)	2,252,821 shares of Common Stock held of record by Mr. Barrelet. These shares do not include 35,000 shares of Common Stock underlying a stock

Page 5 of 6 Pages

option held by Mr. Barrelet. The shares underlying the stock option are exercisable at $8.50 per share and vest as follows: one-fourth on September 27, 2005; and 1/36th each month thereafter; and

(ii)	572,055 shares of Common Stock held of record by Ms. Barrelet.

     Mr. and Ms. Barrelet are shown as sharing voting and dispositive power over all 2,824,876 of these shares of Common Stock because Mr. and Ms. Barrelet are husband and wife.

(b)	Percent of Class:

18.1%. This percentage is based on the 15,623,602 shares shown as outstanding as of November 10, 2004 in the Quarterly Report on Form 10-Q filed by WebSideStory, Inc. on November 15, 2004.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

—(See Item 4(a) above)

(ii)	Shared power to vote or to direct the vote:

Blaise P. Barrelet – 2,824,876 shares (See Item 4(a) above) Agnes L. Barrelet – 2,824,876 shares (See Item 4(a) above)

(iii)	Sole power to dispose or to direct the disposition of:

—(See Item 4(a) above)

(iv)	Shared power to dispose or to direct the disposition of:

Blaise P. Barrelet – 2,824,876 shares (See Item 4(a) above) Agnes L. Barrelet – 2,824,876 shares (See Item 4(a) above)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

Page 6 of 6 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF THE GROUP Not applicable.

Item 10.	CERTIFICATION Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2005	/s/ Blaise P. Barrelet
Blaise P. Barrelet

Dated: February 4, 2005	/s/ Agnes L. Barrelet
Agnes L. Barrelet